# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Actuate Therapeutics, Inc., CIK 0001652935
CUSIP: 005083100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1751 River Run, Suite 400, Fort Worth, Texas (TX), 76107
Date of event which requires filing of this statement: 05/22/2025
Amends the filing with accession number 0001104659-24-090990
Filed by CIK 0001697316
Persons authorized to receive notices and communications: Bios Equity Partners, LP, 1751 River Run, Suite 400, Fort Worth, Texas (TX), 76107, (817) 984-9197; Rick Jordan; Polsinelli PC, 2950 N. Harwood St., Suite 2100, Dallas, Texas (TX), 75201, (214) 397-0030

## Reporting persons
- BIOS FUND I, LP (CIK 0001697316): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 525,797; sole dispositive power 0; shared dispositive power 525,797; aggregate amount beneficially owned 525,797 (2.7% of the class)
  Comment: Shared voting and dispositive power consists of shares of common stock, par value $0.000001 per share ("Shares") directly held by Bios Fund I, LP ("Bios Fund I").
  
  Percentage based on 19,619,660 outstanding Shares as reported in the Form 10-Q filed by the Issuer on May 15, 2025.
- BIOS FUND I QP, LP (CIK 0001700297): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 307,538; sole dispositive power 0; shared dispositive power 307,538; aggregate amount beneficially owned 307,538 (1.6% of the class)
  Comment: Shared voting and dispositive power consists of Shares directly held by Bios Fund I QP, LP ("Bios Fund I QP").
  
  Percentage based on 19,619,660 outstanding Shares as reported in the Form 10-Q filed by the Issuer on May 15, 2025.
- BIOS FUND II, LP (CIK 0001714576): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 308,211; sole dispositive power 0; shared dispositive power 308,211; aggregate amount beneficially owned 308,211 (1.6% of the class)
  Comment: Shared voting and dispositive power consists of (i) 300,143 Shares, and (ii) 8,068 Shares issuable upon the exercise of warrants, directly held by Bios Fund II, LP ("Bios Fund II").
  
  Percentage based on 19,627,728 outstanding Shares, including (i) 19,619,660 Shares as reported in the Form 10-Q filed by the Issuer on May 15, 2025 plus (ii) 8,068 Shares issuable upon the exercise of warrants held by Bios Fund II.
- BIOS FUND II QP, LP (CIK 0001716869): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,006,788; sole dispositive power 0; shared dispositive power 1,006,788; aggregate amount beneficially owned 1,006,788 (5.1% of the class)
  Comment: Shared voting and dispositive power consists of (i) 980,433 Shares, and (ii) 26,355 Shares issuable upon the exercise of warrants, directly held by Bios Fund II QP, LP ("Bios Fund II QP").
  
  Percentage based on 19,646,015 outstanding Shares, including (i) 19,619,660 Shares as reported in the Form 10-Q filed by the Issuer on May 15, 2025 plus (ii) 26,355 Shares issuable upon the exercise of warrants held by Bios Fund II QP.
- BIOS FUND II NT, LP (CIK 0001728851): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 134,776; sole dispositive power 0; shared dispositive power 134,776; aggregate amount beneficially owned 134,776 (0.7% of the class)
  Comment: Shared voting and dispositive power consists of (i) 131,248 Shares, and (ii) 3,528 Shares issuable upon the exercise of warrants, directly held by Bios Fund II NT, LP ("Bios Fund II NT").
  
  Percentage based on 19,623,188 outstanding Shares, including (i) 19,619,660 Shares as reported in the Form 10-Q filed by the Issuer on May 15, 2025 plus (ii) 3,528 Shares issuable upon the exercise of warrants held by Bios Fund II NT.
- BIOS FUND III, LP (CIK 0001791917): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 383,791; sole dispositive power 0; shared dispositive power 383,791; aggregate amount beneficially owned 383,791 (2% of the class)
  Comment: Shared voting and dispositive power consists of Shares directly held by Bios Fund III, LP ("Bios Fund III").
  
  Percentage based on 19,619,660 outstanding Shares as reported in the Form 10-Q filed by the Issuer on May 15, 2025.
- BIOS FUND III QP, LP (CIK 0001791916): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,506,667; sole dispositive power 0; shared dispositive power 2,506,667; aggregate amount beneficially owned 2,506,667 (12.8% of the class)
  Comment: Shared voting and dispositive power consists of Shares directly held by Bios Fund III QP, LP ("Bios Fund III QP").
  
  Percentage based on 19,619,660 outstanding Shares as reported in the Form 10-Q filed by the Issuer on May 15, 2025.
- BIOS FUND III NT, LP (CIK 0001791910): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 404,814; sole dispositive power 0; shared dispositive power 404,814; aggregate amount beneficially owned 404,814 (2.1% of the class)
  Comment: Shared voting and dispositive power consists of Shares directly held by Bios Fund III NT, LP ("Bios Fund III NT").
  
  Percentage based on 19,619,660 outstanding Shares as reported in the Form 10-Q filed by the Issuer on May 15, 2025.
- BP DIRECTORS, LP (CIK 0001813311): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 116,801; sole dispositive power 0; shared dispositive power 116,801; aggregate amount beneficially owned 116,801 (0.6% of the class)
  Comment: Shared voting and dispositive power consists of (i) 84,971 Shares, and (ii) 31,884 Shares issuable upon the exercise of stock options, directly held by BP Directors, LP ("BP Directors").
  
  Percentage based on 19,651,544 outstanding Shares, including (i) 19,619,660 Shares as reported in the Form 10-Q filed by the Issuer on May 15, 2025 plus (ii) 31,884 Shares issuable upon the exercise of stock options held by BP Directors.
- BIOS ACTUATE CO-INVEST I, LP (CIK 0001771378): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 300,749; sole dispositive power 0; shared dispositive power 300,749; aggregate amount beneficially owned 300,749 (1.5% of the class)
  Comment: Shared voting and dispositive power consists of Shares directly held by Bios Actuate Co-Invest I, LP ("Bios Actuate Co-Invest I").
  
  Percentage based on 19,619,660 outstanding Shares as reported in the Form 10-Q filed by the Issuer on May 15, 2025.
- BIOS ACTUATE CO-INVEST II, LP (CIK 0001825398): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,094,650; sole dispositive power 0; shared dispositive power 2,094,650; aggregate amount beneficially owned 2,094,650 (10.7% of the class)
  Comment: Shared voting and dispositive power consists of Shares directly held by Bios Actuate Co-Invest II, LP ("Bios Actuate Co-Invest II").
  
  Percentage based on 19,619,660 outstanding Shares as reported in the Form 10-Q filed by the Issuer on May 15, 2025.
- BIOS ACTUATE CO-INVEST III, LP (CIK 0001956704): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 573,394; sole dispositive power 0; shared dispositive power 573,394; aggregate amount beneficially owned 573,394 (2.9% of the class)
  Comment: Shared voting and dispositive power consists of Shares directly held by Bios Actuate Co-Invest III, LP ("Bios Actuate Co-Invest III").
  
  Percentage based on 19,619,660 outstanding Shares as reported in the Form 10-Q filed by the Issuer on May 15, 2025.
- BIOS CLINICAL OPPORTUNITY FUND, LP (CIK 0001988639): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,259,427; sole dispositive power 0; shared dispositive power 1,259,427; aggregate amount beneficially owned 1,259,427 (6.4% of the class); the aggregate amount excludes certain shares
  Comment: Shared voting and dispositive power consists of Shares directly held by Bios Clinical Opportunity Fund, LP ("Bios Clinical Opportunity Fund").
  
  Percentage based on 19,619,660 outstanding Shares as reported in the Form 10-Q filed by the Issuer on May 15, 2025.
- BIOS 2024 CO-INVEST, LP (CIK 0002028708): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 125,000; sole dispositive power 0; shared dispositive power 125,000; aggregate amount beneficially owned 125,000 (0.6% of the class); the aggregate amount excludes certain shares
  Comment: Shared voting and dispositive power consists of Shares directly held by Bios 2024 Co-Invest, LP ("Bios 2024 Co-Invest").
  
  Percentage based on 19,619,660 outstanding Shares as reported in the Form 10-Q filed by the Issuer on May 15, 2025.
- BIOS EQUITY PARTNERS, LP (CIK 0001813314): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 950,136; sole dispositive power 0; shared dispositive power 950,136; aggregate amount beneficially owned 950,136 (4.8% of the class)
  Comment: Shared voting and dispositive power consists (i) 525,797 Shares directly held by Bios Fund I, (ii) 307,538 Shares directly held by Bios Fund I QP and (iii) 84,917 Shares directly held by BP Directors, in each case (i-iii), as of the date hereof, and (iv) 31,884 Shares issuable upon exercise of stock options, directly held by BP Directors. Bios Equity Partners, LP ("Bios Equity I") is the general partner of Bios Fund I, Bios Fund I QP and BP Directors. In its capacity as the general partner of these entities, Bios Equity I may be deemed to have shared voting and/or dispositive power with respect to securities directly held by these entities.
  
  Percentage based on 19,651,544 outstanding Shares, including (i) 19,619,660 Shares as reported in the Form 10-Q filed by the Issuer on May 15, 2025 plus (ii) 31,884 Shares issuable upon the exercise of stock options held by BP Directors.
- BIOS EQUITY PARTNERS II, LP (CIK 0001813313): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,750,524; sole dispositive power 0; shared dispositive power 1,750,524; aggregate amount beneficially owned 1,750,524 (8.9% of the class)
  Comment: Shared voting and dispositive power consists of (i) 300,143 Shares directly held by Bios Fund II, (ii) 980,433 Shares directly held by Bios Fund II QP, (iii) 131,248 Shares directly held by Bios Fund II NT, (iv) 300,749 Shares directly held by Bios Actuate Co-Invest I, in each case (i-iv), as of the date hereof, (v) 8,068 Shares issuable upon exercise of warrants directly held by Bios Fund II, (vi) 26,355 Shares issuable upon exercise of warrants directly held by Bios Fund II QP and (vii) 3,528 Shares issuable upon exercise of warrants directly held by Bios Fund II NT, in each case (v-vii), which are exercisable or will be immediately exercisable within 60 days of the date hereof. Bios Equity Partners II, LP ("Bios Equity II") is the general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Actuate Co-Invest I. In its capacity as the general partner of these entities, Bios Equity II may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by these entities.
  
  Percentage based on 19,657,611 outstanding Shares, including (i) 19,619,660 Shares as reported in the Form 10-Q filed by the Issuer on May 15, 2025 plus (ii) 37,951 Shares issuable upon the exercise of warrants collectively by Bios Fund II, Bios Fund II QP, and Bios Fund II NT.
- BIOS EQUITY PARTNERS III, LP (CIK 0001831976): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,963,316; sole dispositive power 0; shared dispositive power 5,963,316; aggregate amount beneficially owned 5,963,316 (30.4% of the class)
  Comment: Shared voting and dispositive power consists of (i) 383,791 outstanding Shares directly held by Bios Fund III, (ii) 2,506,667 outstanding Shares directly held by Bios Fund III QP, (iii) 404,814 outstanding Shares directly held by Bios Fund III NT, (iv) 2,094,650 outstanding Shares directly held by held by Bios Actuate Co-Invest II and (v) 573,394 outstanding Shares directly held by held by Bios Actuate Co-Invest III, in each case, as of the date hereof. Bios Equity Partners III, LP ("Bios Equity III") is the general partner of Bios Fund III, Bios Fund III QP, Bios Fund III NT, Bios Actuate Co-Invest II and Bios Actuate Co-Invest III. In its capacity as the general partner of these entities, Bios Equity III may be deemed to have shared voting and/or dispositive power with respect to securities directly held by these entities.
  
  Percentage based on 19,619,660 Shares outstanding as reported in the Form 10-Q filed by the Issuer on May 15, 2025.
- BIOS EQUITY COF, LP (CIK 0002000747): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,384,427; sole dispositive power 0; shared dispositive power 1,384,427; aggregate amount beneficially owned 1,384,427 (7.1% of the class); the aggregate amount excludes certain shares
  Comment: Shared voting and dispositive power consists of (i) 1,259,427 Shares directly held by Bios Clinical Opportunity Fund and (ii) 125,000 Shares directly held by Bios 2024 Co-Invest, in each case, as of the date hereof. Bios Equity COF, LP ("Bios Equity COF") is the general partner of Bios Clinical Opportunity Fund and Bios 2024 Co-Invest. In its capacity as the general partner of these entities, Bios Equity COF may be deemed to have shared voting and/or dispositive power with respect to securities directly held by these entities.
  
  Percentage based on 19,619,660 Shares outstanding as reported in the Form 10-Q filed by the Issuer on May 15, 2025.
- CAVU MANAGEMENT, LP (CIK 0001813270): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,663,976; sole dispositive power 0; shared dispositive power 8,663,976; aggregate amount beneficially owned 8,663,976 (44% of the class)
  Comment: Shared voting and dispositive power consists of (i) 525,797 Shares directly held by Bios Fund I, (ii) 307,538 Shares directly held by Bios Fund I QP, (iii) 84,917 Shares directly held by BP Directors (iv) 300,143 Shares directly held by Bios Fund II, (v) 980,433 Shares directly held by Bios Fund II QP, (vi) 131,248 Shares directly held by Bios Fund II NT, (vii) 300,749 Shares directly held by Bios Actuate Co-Invest I, (viii) 383,791 Shares directly held by Bios Fund III, (ix) 2,506,667 Shares directly held by Bios Fund III QP, (x) 404,814 Shares directly held by Bios Fund III NT, (xi) 2,094,650 Shares directly held by Bios Actuate Co-Invest II, (xii) 573,394 Shares directly held by Bios Actuate Co-Invest III, in each case (i-xii), as of the date hereof, (xiii) 31,884 Shares issuable upon exercise of stock options, directly held by BP Directors, (xiv) 8,068 Shares issuable upon exercise of warrants directly held by Bios Fund II, (xv) 26,355 Shares issuable upon exercise of warrants directly held by Bios Fund II QP and (xvi) 3,528 Shares issuable upon exercise of warrants directly held by Bios Fund II NT, in each case (xiii-xvi), which are exercisable or will be immediately exercisable within 60 days of the date hereof. Bios Equity I is the general partner of Bios Fund I, Bios Fund I QP and BP Directors. Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Actuate Co-Invest I. Bios Equity III is the general partner of Bios Fund III, Bios Fund III QP, Bios Fund III NT, Bios Actuate Co-Invest II and Bios Actuate Co-Invest III. Cavu Management, LP ("Cavu Management") is a general partner of Bios Equity I, Bios Equity II and Bios Equity III. In its capacity as a general partner of Bios Equity I, Bios Equity II and Bios Equity III, Cavu Management may be deemed to have shared voting and/or dispositive power with respect to securities directly held by Bios Fund I, Bios Fund I QP, BP Directors, Bios Fund II, Bios Fund II QP, Bios Fund II NT, Bios Actuate Co-Invest I, Bios Fund III, Bios Fund III QP, Bios Fund III NT, Bios Actuate Co-Invest II and Bios Actuate Co-Invest III (collectively, the "Bios Equity Entities").
  
  Percentage based on 19,689,495 outstanding Shares, including (i) 19,619,660 Shares as reported in the Form 10-Q filed by the Issuer on May 15, 2025 plus (ii) 37,951 Shares issuable upon the exercise of warrants collectively by Bios Fund II, Bios Fund II QP, and Bios Fund II NT plus (iii) 31,884 Shares issuable upon exercise of stock options held by BP Directors.
- BIOS CAPITAL MANAGEMENT, LP (CIK 0001813845): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,048,403; sole dispositive power 0; shared dispositive power 10,048,403; aggregate amount beneficially owned 10,048,403 (51% of the class); the aggregate amount excludes certain shares
  Comment: Shared voting and dispositive power consists of (i) 525,797 Shares directly held by Bios Fund I, (ii) 307,538 Shares directly held by Bios Fund I QP, (iii) 84,917 Shares directly held by BP Directors (iv) 300,143 Shares directly held by Bios Fund II, (v) 980,433 Shares directly held by Bios Fund II QP, (vi) 131,248 Shares directly held by Bios Fund II NT, (vii) 300,749 Shares directly held by Bios Actuate Co-Invest I, (viii) 383,791 Shares directly held by Bios Fund III, (ix) 2,506,667 Shares directly held by Bios Fund III QP, (x) 404,814 Shares directly held by Bios Fund III NT, (xi) 2,094,650 Shares directly held by Bios Actuate Co-Invest II, (xii) 573,394 Shares directly held by Bios Actuate Co-Invest III, (xiii) 1,259,427 Shares directly held by Bios Clinical Opportunity Fund, (xiv) 125,000 Shares directly held by Bios 2024 Co-Invest, in each case (i-xiv), as of the date hereof, (xv) 31,884 Shares issuable upon exercise of stock options, directly held by BP Directors, (xvi) 8,068 Shares issuable upon exercise of warrants directly held by Bios Fund II, (xvii) 26,355 Shares issuable upon exercise of warrants directly held by Bios Fund II QP and (xviii) 3,528 Shares issuable upon exercise of warrants directly held by Bios Fund II NT, in each case (xv-xviii), which are exercisable or will be immediately exercisable within 60 days of the date hereof. Bios Equity I is the general partner of Bios Fund I, Bios Fund I QP and BP Directors. Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Actuate Co-Invest I. Bios Equity III is the general partner of Bios Fund III, Bios Fund III QP, Bios Fund III NT, Bios Actuate Co-Invest II and Bios Actuate Co-Invest III. Bios Equity COF is the general partner of Bios Clinical Opportunity Fund and Bios 2024 Co-Invest. Bios Capital Management, LP ("Bios Management") is a general partner of Bios Equity I, Bios Equity II, Bios Equity III and Bios Equity COF. In its capacity as a general partner of Bios Equity I, Bios Equity II, Bios Equity III and Bios Equity COF Bios Management may be deemed to have shared voting and/or dispositive power with respect to securities directly held by the Bios Equity Entities.
  
  Percentage based on 19,689,495 outstanding Shares, including (i) 19,619,660 Shares as reported in the Form 10-Q filed by the Issuer on May 15, 2025 plus (ii) 37,951 Shares issuable upon the exercise of warrants collectively by Bios Fund II, Bios Fund II QP, and Bios Fund II NT plus (iii) 31,884 Shares issuable upon exercise of stock options held by BP Directors.
- CAVU ADVISORS, LLC (CIK 0001813310): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,663,976; sole dispositive power 0; shared dispositive power 8,663,976; aggregate amount beneficially owned 8,663,976 (44% of the class)
  Comment: Shared voting and dispositive power consists of (i) 525,797 Shares directly held by Bios Fund I, (ii) 307,538 Shares directly held by Bios Fund I QP, (iii) 84,917 Shares directly held by BP Directors (iv) 300,143 Shares directly held by Bios Fund II, (v) 980,433 Shares directly held by Bios Fund II QP, (vi) 131,248 Shares directly held by Bios Fund II NT, (vii) 300,749 Shares directly held by Bios Actuate Co-Invest I, (viii) 383,791 Shares directly held by Bios Fund III, (ix) 2,506,667 Shares directly held by Bios Fund III QP, (x) 404,814 Shares directly held by Bios Fund III NT, (xi) 2,094,650 Shares directly held by Bios Actuate Co-Invest II, (xii) 573,394 Shares directly held by Bios Actuate Co-Invest III, in each case (i-xii), as of the date hereof, (xiii) 31,884 Shares issuable upon exercise of stock options, directly held by BP Directors, (xiv) 8,068 Shares issuable upon exercise of warrants directly held by Bios Fund II, (xv) 26,355 Shares issuable upon exercise of warrants directly held by Bios Fund II QP and (xvi) 3,528 Shares issuable upon exercise of warrants directly held by Bios Fund II NT, in each case (xiii-xvi), which are exercisable or will be immediately exercisable within 60 days of the date hereof. Bios Equity I is the general partner of Bios Fund I, Bios Fund I QP and BP Directors. Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Actuate Co-Invest I. Bios Equity III is the general partner of Bios Fund III, Bios Fund III QP, Bios Fund III NT, Bios Actuate Co-Invest II and Bios Actuate Co-Invest III. Cavu Management is a general partner of Bios Equity I, Bios Equity II and Bios Equity III. Cavu Advisors, LLC ("Cavu Advisors") is the general partner of Cavu Management, and therefore may be deemed to have shared voting and/or dispositive power with respect to securities directly held by the Bios Equity Entities.
  
  Percentage based on 19,689,495 outstanding Shares, including (i) 19,619,660 Shares as reported in the Form 10-Q filed by the Issuer on May 15, 2025 plus (ii) 37,951 Shares issuable upon the exercise of warrants collectively by Bios Fund II, Bios Fund II QP, and Bios Fund II NT plus (iii) 31,884 Shares issuable upon exercise of stock options held by BP Directors.
- BIOS ADVISORS GP, LLC (CIK 0001813844): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,048,403; sole dispositive power 0; shared dispositive power 10,048,403; aggregate amount beneficially owned 10,048,403 (52.4% of the class); the aggregate amount excludes certain shares
  Comment: Shared voting and dispositive power consists of (i) 525,797 Shares directly held by Bios Fund I, (ii) 307,538 Shares directly held by Bios Fund I QP, (iii) 84,917 Shares directly held by BP Directors (iv) 300,143 Shares directly held by Bios Fund II, (v) 980,433 Shares directly held by Bios Fund II QP, (vi) 131,248 Shares directly held by Bios Fund II NT, (vii) 300,749 Shares directly held by Bios Actuate Co-Invest I, (viii) 383,791 Shares directly held by Bios Fund III, (ix) 2,506,667 Shares directly held by Bios Fund III QP, (x) 404,814 Shares directly held by Bios Fund III NT, (xi) 2,094,650 Shares directly held by Bios Actuate Co-Invest II, (xii) 573,394 Shares directly held by Bios Actuate Co-Invest III, (xiii) 1,259,427 Shares directly held by Bios Clinical Opportunity Fund, (xiv) 125,000 Shares directly held by Bios 2024 Co-Invest, in each case (i-xiv), as of the date hereof, (xv) 31,884 Shares issuable upon exercise of stock options, directly held by BP Directors, (xvi) 8,068 Shares issuable upon exercise of warrants directly held by Bios Fund II, (xvii) 26,355 Shares issuable upon exercise of warrants directly held by Bios Fund II QP and (xviii) 3,528 Shares issuable upon exercise of warrants directly held by Bios Fund II NT, in each case (xv-xviii), which are exercisable or will be immediately exercisable within 60 days of the date hereof. Bios Equity I is the general partner of Bios Fund I, Bios Fund I QP and BP Directors. Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Actuate Co-Invest I. Bios Equity III is the general partner of Bios Fund III, Bios Fund III QP, Bios Fund III NT, Bios Actuate Co-Invest II and Bios Actuate Co-Invest III. Bios Equity COF is the general partner of Bios Clinical Opportunity Fund and Bios 2024 Co-Invest. Bios Management is a general partner of Bios Equity I, Bios Equity II, Bios Equity III and Bios Equity COF. Bios Advisors GP, LLC ("Bios Advisors") is the general partner of Bios Management, and therefore, may be deemed to have shared voting and/or dispositive power with respect to securities directly held by the Bios Equity Entities.
  
  Percentage based on 19,689,495 outstanding Shares, including (i) 19,619,660 Shares as reported in the Form 10-Q filed by the Issuer on May 15, 2025 plus (ii) 37,951 Shares issuable upon the exercise of warrants collectively by Bios Fund II, Bios Fund II QP, and Bios Fund II NT plus (iii) 31,884 Shares issuable upon exercise of stock options held by BP Directors.
- LESLIE W. KREIS (CIK 0001813316): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 69,375; shared voting power 8,663,976; sole dispositive power 69,375; shared dispositive power 8,663,976; aggregate amount beneficially owned 8,733,351 (44.4% of the class)
  Comment: Sole voting and dispositive power consists of Shares directly held by Circle K, Invesco, LP ("Circle K"), over which Mr. Kreis has sole voting and investment control. Circle K is wholly owned by Mr. Kreis.
  
  Shared voting and dispositive power consists of (i) 525,797 Shares directly held by Bios Fund I, (ii) 307,538 Shares directly held by Bios Fund I QP, (iii) 84,917 Shares directly held by BP Directors (iv) 300,143 Shares directly held by Bios Fund II, (v) 980,433 Shares directly held by Bios Fund II QP, (vi) 131,248 Shares directly held by Bios Fund II NT, (vii) 300,749 Shares directly held by Bios Actuate Co-Invest I, (viii) 383,791 Shares directly held by Bios Fund III, (ix) 2,506,667 Shares directly held by Bios Fund III QP, (x) 404,814 Shares directly held by Bios Fund III NT, (xi) 2,094,650 Shares directly held by Bios Actuate Co-Invest II, (xii) 573,394 Shares directly held by Bios Actuate Co-Invest III, in each case (i-xii), as of the date hereof, (xiii) 31,884 Shares issuable upon exercise of stock options, directly held by BP Directors, (xiv) 8,068 Shares issuable upon exercise of warrants directly held by Bios Fund II, (xv) 26,355 Shares issuable upon exercise of warrants directly held by Bios Fund II QP and (xvi) 3,528 Shares issuable upon exercise of warrants directly held by Bios Fund II NT, in each case (xiii-xvi), which are exercisable or will be immediately exercisable within 60 days of the date hereof. Bios Equity I is the general partner of Bios Fund I, Bios Fund I QP and BP Directors. Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Actuate Co-Invest I. Bios Equity III is the general partner of Bios Fund III, Bios Fund III QP, Bios Fund III NT, Bios Actuate Co-Invest II and Bios Actuate Co-Invest III. Cavu Management is a general partner of Bios Equity I, Bios Equity II and Bios Equity III. Cavu Advisors, an entity controlled by Mr. Kreis, is the general partner of Cavu Management. As the manager of Cavu Advisors, Mr. Kreis may be deemed to have shared voting and/or dispositive power with respect to securities directly held by the Bios Equity Entities.
  
  Percentage based on 19,689,495 outstanding Shares, including (i) 19,619,660 Shares as reported in the Form 10-Q filed by the Issuer on May 15, 2025 plus (ii) 37,951 Shares issuable upon the exercise of warrants collectively by Bios Fund II, Bios Fund II QP, and Bios Fund II NT plus (iii) 31,884 Shares issuable upon exercise of stock options held by BP Directors.
- AARON G.L. FLETCHER (CIK 0001789490): type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 60,973; shared voting power 10,048,403; sole dispositive power 60,973; shared dispositive power 10,048,403; aggregate amount beneficially owned 10,109,376 (51.3% of the class); the aggregate amount excludes certain shares
  Comment: Excludes (i) 8,056 Shares directly held by KF Legacy Trust U/A/D December 7, 2016, which has an independent trustee, and (ii) 8,056 Shares directly held by KF Legacy Trust U/A/D December 7, 2016, which has an independent trustee. Dr. Fletcher disclaims beneficial ownership of the shares held by each of the KF Legacy Trust U/A/D December 7, 2016 and the MF Legacy Trust U/A/D December 7, 2016, which are trusts for the benefit of his children, other than to the extent he may have a pecuniary interest therein.
  
  Sole voting and dispositive power consists of 60,973 Shares directly held by Dr. Fletcher.
  
  Shared voting and dispositive power consists of (i) 525,797 Shares directly held by Bios Fund I, (ii) 307,538 Shares directly held by Bios Fund I QP, (iii) 84,917 Shares directly held by BP Directors (iv) 300,143 Shares directly held by Bios Fund II, (v) 980,433 Shares directly held by Bios Fund II QP, (vi) 131,248 Shares directly held by Bios Fund II NT, (vii) 300,749 Shares directly held by Bios Actuate Co-Invest I, (viii) 383,791 Shares directly held by Bios Fund III, (ix) 2,506,667 Shares directly held by Bios Fund III QP, (x) 404,814 Shares directly held by Bios Fund III NT, (xi) 2,094,650 Shares directly held by Bios Actuate Co-Invest II, (xii) 573,394 Shares directly held by Bios Actuate Co-Invest III, (xiii) 1,259,427 Shares directly held by Bios Clinical Opportunity Fund, (xiv) 125,000 Shares directly held by Bios 2024 Co-Invest, in each case (i-xiv), as of the date hereof, (xv) 31,884 Shares issuable upon exercise of stock options, directly held by BP Directors, (xvi) 8,068 Shares issuable upon exercise of warrants directly held by Bios Fund II, (xvii) 26,355 Shares issuable upon exercise of warrants directly held by Bios Fund II QP and (xviii) 3,528 Shares issuable upon exercise of warrants directly held by Bios Fund II NT, in each case (xv-xviii), which are exercisable or will be immediately exercisable within 60 days of the date hereof. Bios Equity I is the general partner of Bios Fund I, Bios Fund I QP and BP Directors. Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Actuate Co-Invest I. Bios Equity III is the general partner of Bios Fund III, Bios Fund III QP, Bios Fund III NT, Bios Actuate Co-Invest II and Bios Actuate Co-Invest III. Bios Equity COF is the general partner of Bios Clinical Opportunity Fund and Bios 2024 Co-Invest. Bios Management is a general partner of Bios Equity I, Bios Equity II, Bios Equity III and Bios Equity COF. Bios Advisors, an entity controlled by Dr. Fletcher, is the general partner of Bios Management. As the manager of Bios Advisors, Dr. Fletcher may be deemed to have shared voting and/or dispositive power with respect to securities directly held by the Bios Equity Entities.
  
  Percentage based on 19,689,495 outstanding Shares, including (i) 19,619,660 Shares as reported in the Form 10-Q filed by the Issuer on May 15, 2025 plus (ii) 37,951 Shares issuable upon the exercise of warrants collectively by Bios Fund II, Bios Fund II QP, and Bios Fund II NT plus (iii) 31,884 Shares issuable upon exercise of stock options held by BP Directors.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Actuate Therapeutics, Inc.
Address of issuer's principal executive offices: 1751 River Run, Suite 400, Fort Worth, Texas (TX), 76107

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On May 22, 2025, options to acquire 15,000 Shares were granted to Dr. Fletcher in connection with his service as a director of the Issuer. Such stock options have an exercise price of $10.10, will fully vest on May 22, 2026, and will expire on May 21, 2036.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as otherwise disclosed in Item 3 above, none of the Reporting Persons, nor, to the best of the Reporting Persons' knowledge, any of their respective executive officers or directors, as applicable, has acquired or disposed of, any securities of the Issuer during the 60 days prior to the date hereof.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Joint Filing Agreement (incorporated by reference to Exhibit 6 of the original Schedule 13D, filed August 19, 2024)

Exhibit 99.2: Power of Attorney

## Signatures
- BIOS FUND I, LP: John Fucci, Attorney-in-Fact (05/27/2025)
- BIOS FUND I QP, LP: John Fucci, Attorney-in-Fact (05/27/2025)
- BIOS FUND II, LP: John Fucci, Attorney-in-Fact (05/27/2025)
- BIOS FUND II QP, LP: John Fucci, Attorney-in-Fact (05/27/2025)
- BIOS FUND II NT, LP: John Fucci, Attorney-in-Fact (05/27/2025)
- BIOS FUND III, LP: John Fucci, Attorney-in-Fact (05/27/2025)
- BIOS FUND III QP, LP: John Fucci, Attorney-in-Fact (05/27/2025)
- BIOS FUND III NT, LP: John Fucci, Attorney-in-Fact (05/27/2025)
- BP DIRECTORS, LP: John Fucci, Attorney-in-Fact (05/27/2025)
- BIOS ACTUATE CO-INVEST I, LP: John Fucci, Attorney-in-Fact (05/27/2025)
- BIOS ACTUATE CO-INVEST II, LP: John Fucci, Attorney-in-Fact (05/27/2025)
- BIOS ACTUATE CO-INVEST III, LP: John Fucci, Attorney-in-Fact (05/27/2025)
- BIOS CLINICAL OPPORTUNITY FUND, LP: John Fucci, Attorney-in-Fact (05/27/2025)
- BIOS 2024 CO-INVEST, LP: John Fucci, Attorney-in-Fact (05/27/2025)
- BIOS EQUITY PARTNERS, LP: John Fucci, Attorney-in-Fact (05/27/2025)
- BIOS EQUITY PARTNERS II, LP: John Fucci, Attorney-in-Fact (05/27/2025)
- BIOS EQUITY PARTNERS III, LP: John Fucci, Attorney-in-Fact (05/27/2025)
- BIOS EQUITY COF, LP: John Fucci, Attorney-in-Fact (05/27/2025)
- CAVU MANAGEMENT, LP: John Fucci, Attorney-in-Fact (05/27/2025)
- BIOS CAPITAL MANAGEMENT, LP: John Fucci, Attorney-in-Fact (05/27/2025)
- CAVU ADVISORS, LLC: John Fucci, Attorney-in-Fact (05/27/2025)
- BIOS ADVISORS GP, LLC: John Fucci, Attorney-in-Fact (05/27/2025)
- LESLIE W. KREIS: John Fucci, Attorney-in-Fact (05/27/2025)
- AARON G.L. FLETCHER: John Fucci, Attorney-in-Fact (05/27/2025)